EXHIBIT 99.1

Safe Bulkers, Inc. Sets Date for Second Quarter 2008 Results, Dividend
Announcement, Conference Call and Webcast

Earnings Release: Monday, August 11, 2008, After Market Closes

Conference Call and Webcast: Tuesday, August 12, 2008 at 10:00 A.M. EDT

Athens, Greece - July 14, 2008 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it will release its results for the second quarter ended June 30, 2008 after the market closes in New York on Monday, August 11, 2008.

The Company also expects to announce the declaration of a dividend for the second quarter 2008 at that time.

On Tuesday, August 12, 2008 at 10:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

In case of any problem with the above numbers, please dial 1 (866) 223-0615 (US Toll Free Dial In), 0(800) 694-1503 (UK Toll Free Dial In) or +44 (0)1452 586-513 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until August 19, 2008 by dialling 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the New York Stock Exchange where it trades under the symbol “SB”. The Company’s fleet consists of 11 drybulk vessels, all built post 2003, and the Company has contracted to acquire an additional nine drybulk newbuild vessels to be delivered at various times beginning in the second half of 2008 through 2010.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to satisfy the closing conditions of the acquisition, changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:
Dr. Loukas Barmparis
President
Safe Bulkers, Inc.
Athens, Greece
Telephone: +30 (210) 895-7070

Investor Relations / Media Contact:
Ramnique Grewal
Vice President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (212) 661-7566
Fax: (212) 661-7526
E-Mail: safebulkers@capitallink.com